Exhibit (e)(4)

February 4, 2017

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

Attn: Suresh Vasudevan, CEO

PRIVATE AND CONFIDENTIAL - SENT BY EMAIL

Indicative Non-Binding Proposal

Dear Suresh,

On behalf of Hewlett Packard Enterprise Company (“HPE”), I am pleased to present the following indicative non-binding proposal (the “Proposal”) with regard to the potential acquisition of all of the equity share capital of Nimble Storage, Inc. (the “Company”) by HPE (the “Transaction”). HPE has tremendous respect for the Company’s success in the Storage market and for its best-in-class products and technology. We strongly believe that the combination of our businesses represents a compelling strategic opportunity for our respective customers, employees, partners and shareholders.

Together, we can offer a compelling value proposition to customers through a comprehensive Storage offering, an end-to-end and best-in-class integration across products, and a rich technology roadmap. Furthermore, we will have the ability to enhance the Company’s opportunities by utilizing HPE’s global customer base and expansive channel relationships as well as offering your solutions along with others offered by HPE.

We have devoted significant resources to evaluate the Company and are prepared to conduct an efficient and timely process to execute on a mutually beneficial transaction. Our proposal, as outlined below, would provide your stockholders a substantial premium to the Company’s current market value.

1.	Preliminary Purchase Price Indication

Subject to the terms, conditions and assumptions set out in this letter (this “Letter”) and on the basis of the limited information we have to date concerning the Company, HPE will consider an acquisition of all of the outstanding shares of the Company on a fully diluted basis for US $12.50 per share in cash (the “Proposed Purchase Price”).

In arriving at the Proposed Purchase Price, we considered the information at hand as well as a number of high level assumptions regarding the Company’s business, financial condition and prospects, including without limitation the following:

(a)	The Company is the holder of rights to all of the material assets (including, without limitation, the intellectual property rights in the software) necessary to operate its business;

(b)	The Company shall not materially alter its ordinary course practices and no material divestitures, contract terminations or capital expenditures out of the normal course of the business will be made in the period to the closing of the Transaction;

(c)	None of the material contractual, financial or licensing arrangements of the Company will be terminated or modified as a result of the signing or the closing of the Transaction or would prevent HPE from running the Company’s current or intended/planned operations in any material respect;

(d)	There are no encumbrances over the Company’s shares or any of its assets and there is no major outstanding litigation or disputes other than as publicly disclosed;

(e)	All necessary governmental and regulatory consents and clearances shall be forthcoming without any required restructuring of HPE or the Company and without material expenditure by HPE or the Company;

(f)	All individuals necessary to operate the business are appropriately employed by the Company;

(g)	No acceleration of any bonuses or other benefits to the Company’s directors (i.e. board members), employees or advisers payable by the Company (or any of its subsidiaries), will be triggered by the Transaction other than pursuant to agreements, plans, policies and arrangements that are in effect as of the date hereof;

(h)	There will be no issuance of Company equity or equity-linked securities other than upon exercise, conversion or settlement of current outstanding securities and other than ordinary course equity-based incentive grants to employees and consultants that are approved by the Company’s board of directors and disclosed to HPE;

(i)	No material financial assistance (including any government grants) will become repayable, or modified in any material respect in its terms, as a result of the closing of the Transaction;

(j)	There will be no material undisclosed or off balance sheet contingent liabilities, including any material pension liabilities as of closing of the Transaction;

(k)	No share, option or other debt or equity vesting provisions will be triggered by the Transaction other than pursuant to agreements, plans, policies and arrangements that are in effect as of the date hereof; and

(l)	No third party (or any related party) has any option, right of first offer or negotiation, or right of first refusal to acquire the Company or any portion of its assets, shares or business (other than rights to purchase or receive shares under employee and consultant equity incentive awards).

The Proposed Purchase Price will depend on the confirmation of such key assumptions and is also subject to our full due diligence review.

2.	Transaction Structure

In the course of due diligence, HPE and the Company shall evaluate the possible structures for the Transaction, which we currently anticipate to be in the form of either a one-step merger or two-step tender offer and merger. The definitive agreement for the Transaction will provide for terms and conditions that are customary for a U.S. public company acquisition.

3.	Due Diligence Review

The Transaction would be subject to HPE’s completion, prior to entering into a definitive acquisition agreement, of a satisfactory due diligence investigation of the Company, including meeting with the Company’s management and reviewing operational, legal, accounting, tax, intellectual property, human resources and other business procedures and records. Our due diligence would also be subject to conducting a technical review of the Company’s products.

4.	People

Concurrently with the signing of the Transaction, HPE would negotiate and agree offers of employment with a limited number of key employees (to be identified in the course of due diligence).

5.	Conditions

HPE’s willingness to complete the Transaction is subject to satisfaction of the following conditions:

(a)	Completion of due diligence to HPE’s entire satisfaction prior to the signing of the Definitive Agreement;

(b)	Removal of any material encumbrances over the Company’s assets;

(c)	Agreement on terms and conditions and execution of an appropriate final and binding acquisition agreement, which will contain representations, warranties, covenants, closing conditions and termination provisions that are customary for a U.S. public company acquisition (the “Definitive Agreement”), satisfactory to all parties;

(d)	Receipt of any required approval from governmental or regulatory authorities specified in an agreed list of relevant jurisdictions;

(e)	Final HPE internal approval prior to the signing of the Definitive Agreement;

(f)	No material adverse change (to be defined as mutually agreed in the Definitive Agreement) affecting the Company prior to completion;

(g)	All necessary approvals by board and shareholders of the Company; and

(h)	No material breach of the undertakings provided for in paragraphs 6-10 below, or of the Mutual Nondisclosure Agreement signed by the parties and dated November 17, 2016.

6.	Exclusivity

You hereby represent and warrant that no other person has any option, right of first offer or negotiation, right of first refusal or other right, whether vested or contingent, to acquire the Company or all or any material portion of the Company’s assets, shares or business (excluding non-exclusive licenses of intellectual property granted by the Company in the ordinary course of business and excluding rights to purchase or receive shares under employee and consultant equity incentive awards).

With the exception of the transactions described herein, during the Exclusivity Period (as defined below), the Company will not, directly or indirectly, through any officer, director, shareholder, affiliate, adviser or agent or otherwise, agree to, undertake, solicit, discuss, initiate, support or knowingly encourage any proposal or offer from any third party relating to any merger or consolidation of the Company, or the acquisition of 5% or more of the outstanding voting shares of the Company or of any material portion of the Company’s assets (other than non-exclusive licenses of Company intellectual property in the ordinary course of business) (each of which shall be considered an “Acquisition Proposal”); nor will the Company or any of its representatives participate in any negotiations with any person regarding an Acquisition Proposal, or furnish to any person any nonpublic information relating to the Company, in connection with any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. The Company will immediately cease and cause to be terminated all such contacts or negotiations with third parties. If the Company or any of its representatives receives an offer or inquiry relating to an Acquisition Proposal, the Company shall promptly notify HPE of such offer or inquiry including all material terms thereof.

The term “Exclusivity Period” shall mean the period beginning on the date of our receipt of the Company’s countersigned part to this Letter and ending at 11:59 p.m., Pacific time, on March 5, 2017 (the “Exclusivity Period”), provided that the Company may terminate the exclusivity provisions set forth in this Section 6 in the event HPE notifies it, in writing, through an authorized representative, that HPE does not intend on completing the Transaction on economic terms substantially similar to those set forth in this Proposal (including at a price per share at least equal to the Proposed Purchase Price set forth herein). At any time following the expiration of fifteen days after the date hereof, the Company may, in one occurrence only, request in writing that HPE confirm that it so intends to complete the Transaction on economic terms substantially similar to those set forth in this Proposal (including at a price per share at least equal to the Proposed Purchase Price), and the provisions of this Section 6 shall terminate in the event that HPE does not provide such confirmation in writing to the Company within seventy two hours of HPE’s receipt of such request.

7.	Nonbinding nature of this Letter: Binding Sections

By accepting the binding terms of this Proposal, you confirm that execution of this Letter has been approved by the Company’s Board of Directors.

This Proposal is intended to serve as a basis for HPE and the Company to proceed further with negotiations concerning the Transaction. Except with respect to the provisions of paragraphs 6-11 (collectively, the “Specified Sections”), each of which is intended to be binding, this Proposal does not and will not create a binding offer or agreement. If, for any reason, any of the Specified Sections is held to be illegal, void or unenforceable, such provision shall be given no effect and shall be deemed not to be included in this Proposal but without invalidating any of the remaining provisions of this Proposal, and shall be replaced by a valid, binding and enforceable substitute provision which shall reflect as closely as possible HPE’s intents under this Proposal.

Other than as described in the preceding paragraph, this Proposal does not create or imply any legal or other rights or obligations between HPE, the Company and/or any other person, which rights and obligations will come into existence only upon execution and delivery of an appropriate final and binding Definitive Agreement in respect of the Transaction, and satisfaction of all completion conditions contained therein.

This Proposal does not cover all essential terms and conditions of the Transaction. Each of HPE and the Company reserve the right to withdraw from the negotiations at any point in time.

8.	Confidentiality

This Letter and the terms of the Proposal, as well as any information with respect to any party hereto disclosed by such party or any of its directors, officers, employees, advisers, agents or representatives to the other party hereto or any of such other party’s shareholders, directors, officers, employees, advisers, agents or representatives shall be used by the receiving party only in connection with the assessment of the Transaction. In particular, the existence and content of this Letter, and any subsequent information disclosed by either party hereto to the other party or any of its shareholders, directors, officers, employees, advisers, agents or representatives, including, without limitation, the fact that the parties are conducting negotiations regarding the Transaction, shall not be communicated or permitted to be communicated by either party hereto to any third party without the other party’s prior written consent. The Company shall be liable for any breach of the provisions of this Letter, including without limitation this section 8, by any of the Company’s shareholders, directors, officers, employees, advisers, agents or representatives. HPE shall be liable for any breach of the provisions of this Letter, including without limitation this section 8, by any of HPE’s directors, officers, employees, advisers, agents or representatives. The terms of the Mutual Nondisclosure Agreement dated November 17, 2016 shall apply mutatis mutandis to HPE, the Company and their respective shareholders, directors, employees, advisers, agents and representatives.

9.	No Public Announcement

Neither HPE nor the Company, nor any of their respective directors, officers, employees, advisers, agents, representatives, shareholders or affiliates shall, without the consent of the other party, make any public announcement concerning this Letter, the Proposal, the discussions with respect to the Transaction or any other memoranda, letters of intent or agreements between them relating to the Transaction except to the extent required by law or any relevant regulatory authority, in which case the relevant party, prior to making such disclosure, will use its best efforts to give the other party an opportunity to comment on such disclosure. Except as provided above in this paragraph, under no circumstances will HPE or the Company, nor their respective directors, officers, employees, advisers, agents, shareholders or representatives, discuss or disclose the existence or terms of this Letter (or that such discussions are being held) with or to any third party other than such legal, accounting and financial advisors of HPE or of the Company who have a need to know such information solely for purposes of assisting HPE or the Company, as applicable, with respect to the Transaction. The Company and HPE shall procure that their respective advisers comply with the provisions of this section 9.

10.	Fees and Expenses

Except as otherwise provided for herein, each party agrees to pay the legal and other fees and expenses incurred by it with respect to the Transaction, whether or not execution of final and binding agreements in respect of the Transaction or completion occurs.

11.	Governing law

This Letter shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to agreements made and to be performed within that state. Each of the parties hereby agrees and irrevocably consents to personal jurisdiction and venue in any federal or state court within Wilmington, Delaware, having subject matter jurisdiction, for the purposes of any action, suit or proceeding arising out of or relating to this Letter. To the fullest extent permitted by law, each of the parties hereby agrees to waive trial by jury in any action proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to this Letter.

We look forward to working with the Company to evaluate the Transaction. We are happy to provide any clarifications you may desire and look forward to your response.

Yours sincerely,

/s/ Vishal Lalit Bhagwati February 4, 2017
Vishal Lalit Bhagwati Date

For and on behalf of Hewlett Packard Enterprise Company

The Company agrees that paragraphs 6 through 11 of this letter agreement shall be legally binding on both parties.

/s/ Suresh Vasudevan February 4, 2017
Suresh Vasudevan Date

For and on behalf of Nimble Storage, Inc.